

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2010

Via U.S. Mail and Facsimile

Douglas R. Lebda
Chairman of the Board
and Chief Executive Officer
Tree.com, Inc.
11115 Rushmore Drive
Charlotte, NC 28277

>   **Re: Tree.com, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 2, 2010**
>   **File No. 001-34063**

Dear Mr. Lebda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 94

Roles and Responsibilities, page 14 of Definitive Proxy Statement on Schedule 14A

1. We note that the compensation committee retained the services of Pearl Meyer & Partners in 2009 to assist with compensation decisions. We also

note that Pearl Meyer & Partners assisted the compensation committee with monitoring trends in executive and non-employee director compensation. Please tell us whether the compensation committee or Pearl Meyer & Partners used compensation data about other companies as a reference point on which to base, justify or provide a framework for compensation decisions.

2009 Bonus Plan, page 16 of Definitive Proxy Statement on Schedule 14A

2. We note that the compensation committee considered particular business unit and/or individual performance measures for the named executive officers other than the CEO when determining 2009 bonus compensation. Please tell us what those targets were and confirm that you will revise future filings accordingly. In your response, please provide us with proposed revised disclosure using your 2009 compensation information. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

2009 Summary Compensation Table, page 21 of Definitive Proxy Statement on Schedule 14A

3. We note that certain performance-based cash awards to named executive officers are included in the "Bonus" column of the Summary Compensation Table. However, cash-based amounts awarded pursuant to a plan providing for compensation intended to serve as incentive for performance should be reported in the "Non-Equity Incentive Plan Compensation" column. Please provide us with proposed revised disclosure and confirm that future filings will be revised accordingly. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02 for guidance.

2009 Grants of Plan-Based Awards, page 22 of Definitive Proxy Statement on Schedule 14A

4. Based on the disclosure in your document regarding annual incentive pay, it appears that the Grants of Plan-Based Awards table should include threshold, target and maximum estimated future payouts under non-equity incentive plans. Please provide the staff with proposed revised disclosure and confirm that future filings will be revised accordingly. Refer to Item 402(d) of Regulation S-K and Instruction 2 to that item.

Review of Risks Arising from Compensation Policies and Practices, page 30 of Definitive Proxy Statement on Schedule 14A

5. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Item 15. Exhibits, Financial Statement Schedules, page 95

6. We note the disclosure in your definitive proxy statement regarding the 2009 Bonus Plan. Please tell us why you have not filed this plan as an exhibit to your Form 10-K. Please note that if the plan is not set forth in a formal document, a written description of the plan should be filed. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Debra Ashley
            Tree.com, Inc.